UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

The Princeton Review, Inc.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

742352107

(CUSIP number)

Kevin A. Richardson, II

Prides Capital Partners LLC

200 State Street, 13th Floor

Boston MA 02109

(617) 778-9200

(Name, address and telephone number of person authorized to receive notices and communications)

April 21, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 742352107	SCHEDULE 13D	Page 2 of 6

1.	Names of reporting person Prides Capital Partners LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not Applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power -0-
	8.	Shared voting power 4,910,704*
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 4,910,704*
11.	Aggregate amount beneficially owned by each reporting person 4,910,704*
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 9.24%**
14.	Type of reporting person OO (Limited Liability Company)

*	See Item 5 below
**	The percentage of the Issuer’s common stock (the “Common Stock”) represented by the shares that are subject to this Amendment No. 4 to Schedule 13D is based on an aggregate of 49,256,648 shares of Common Stock outstanding as of April 21, 2010, which figure is based on information set forth in the Issuer’s Preliminary Proxy Statement on Schedule 14A filed with the Securities Exchange Commission (“SEC”) on April 21, 2010 (the “Preliminary Proxy Statement”).

CUSIP No. 742352107	SCHEDULE 13D	Page 3 of 6

1.	Names of reporting person Kevin A. Richardson, II
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not Applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power -0-
	8.	Shared voting power 4,910,704*
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 4,910,704*
11.	Aggregate amount beneficially owned by each reporting person 4,910,704*
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 9.24%**
14.	Type of reporting person IN

*	See Item 5 below
**	The percentage of the Common Stock represented by the shares that are subject to this Amendment No. 4 to Schedule 13D is based on an aggregate of 49,256,648 shares of Common Stock outstanding as of April 21, 2010, which figure is based on information set forth in the Issuer’s Preliminary Proxy Statement.

CUSIP No. 742352107	SCHEDULE 13D	Page 4 of 6

This Amendment No. 4 supplements and amends Items 3, 4, 5, 6 and 7 of the statement on Schedule 13D filed on June 14, 2007 by Prides Capital Partners LLC, a Delaware limited liability company (“Prides Capital”), Kevin A. Richardson, II (together with Prides Capital, the “Reporting Persons”, and each, a “Reporting Person”), Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu, as amended by Amendment No. 1 filed on July 24, 2007, Amendment No. 2 filed on October 19, 2009 and Amendment No. 3 (“Amendment No. 3”) as filed December 9, 2009 (as so amended, the “Schedule 13D”), relating to the common stock, $0.01 par value per share (“Common Stock”), of The Princeton Review, Inc., a Delaware corporation (the “Issuer”). Messrs. Lawlor, Indick, McCarthy and Puscasiu are no longer Reporting Persons for purposes of the Schedule 13D.

Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 3 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

As previously reported by the Reporting Persons on Amendment No. 3, on December 7, 2009, Prides Capital Fund I LP, a Delaware limited partnership (“Fund I”) for which Prides Capital serves as the sole general partner, purchased 18,000 shares of the Series E Preferred Stock from the Issuer. As described in Amendment No. 3, the terms of the Series E Preferred Stock provided that such Series E Preferred Stock would be mandatorily converted into shares of Series D Convertible Preferred Stock of the Issuer (the “Series D Preferred Stock”) upon the Issuer’s receipt of shareholder approval within twelve months of the December 7, 2009 issuance of the Series E Preferred Stock. On April 21, 2010, the Issuer’s stockholders approved the conversion of the Series E Preferred Stock into shares of Series D Preferred Stock. On April 23, 2010, the Reporting Persons received notice from the Issuer under the terms of the Certificate of Designation for the Series E Preferred Stock, providing for the conversion of Prides I’s 18,000 shares of Series E Preferred Stock into 18,536.5479 shares of Series D Preferred Stock as of April 21, 2010.

As reported on Amendment No. 3, the Series D Preferred Stock issued to Prides I upon conversion of the Series E Preferred Stock is convertible into shares of Common Stock at any time at the option of the holder thereof at an initial conversion rate equal to (i) $1,000 plus accrued and unpaid dividends thereon divided by (ii) the conversion price (initially $4.75, subject to adjustment in certain customary circumstances) in effect at the time of conversion. Dividends on the Series D Preferred Stock will accrue and be cumulative at the rate of 8% per year, compounded annually, until December 7, 2014, and will terminate thereafter. Dividends on the Series D Preferred Stock will not be paid in cash except in connection with certain events of liquidation, change of control or redemption. The Series D Preferred Stock is redeemable at the Issuer’s option if the Common Stock trades at or above certain values for certain periods of time, at the option of the holders thereof upon a change of control of the Issuer, and at the option of holders of at least 10% of the outstanding shares thereof on or after December 7, 2017.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

The following disclosure assumes that there are, in the aggregate, 49,256,648 shares of Common Stock issued and outstanding as of April 21, 2010, which figure is based on information set forth in the Issuer’s Preliminary Proxy Statement.

(a) – (b) Prides Capital reports beneficial ownership of 4,910,704 shares of Common Stock, representing approximately 9.24% of the Common Stock issued and outstanding. Such beneficial ownership includes 3,902,431 shares of Common Stock issuable upon the conversion of 18,536.5479 shares of the Series D Preferred Stock.

Prides Capital and Mr. Richardson may be deemed to constitute a group for purposes of Section 13(d) or Section 13(g) of the Act. Prides Capital expressly disclaims (i) that they are a member of any group for purposes of Section 13(d) or 13(g) of the Act, and (ii) that they have agreed to act as a group other than as described in this Statement on Schedule 13D.

CUSIP No. 742352107	SCHEDULE 13D	Page 5 of 6

As a partner and controlling person of Prides Capital, Mr. Richardson may be deemed to beneficially own any shares of Common Stock or Series D Preferred Stock that Prides Capital may beneficially own or be deemed to beneficially own. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Mr. Richardson is the beneficial owner of Common Stock or Series D Preferred Stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in Item 4 and this Item 5, none of the Reporting Persons has engaged in any transactions during the past 60 days.

(d) Except as otherwise described in Item 4, no one other than Prides Capital and Mr. Richardson has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by Prides Capital and Mr. Richardson as described in this Item 5.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1 Joint Filing Undertaking.

CUSIP No. 742352107	SCHEDULE 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2010	PRIDES CAPITAL PARTNERS LLC

	By:	/s/ MURRAY A. INDICK
	Name:	Murray A. Indick
	Title:	Member

Kevin A. Richardson, II

	By:	/s/ MURRAY A. INDICK
	Name:	Murray A. Indick
	Title:	Attorney-in-Fact